Exhibit 99.1

22 December 2021

BURFORD CAPITAL STATEMENT CONCERNING NON-CASH ACCRUAL

Burford Capital Limited, the leading global finance and asset management firm focused on law, today released the following statement.

On August 23, 2021, Burford announced that it would take a one-time, non-cash charge to earnings in 2021 to reflect the potential future expense associated with certain “carry” payments that may be payable to employees in connection with future investment performance.

Burford has also previously advised that it will move to reporting under US GAAP beginning with its financial statements for the current fiscal year. Under US GAAP, Burford has determined that the legal finance one-time, non-cash accrual announced in August will be applied to the 2019, 2020 and 2021 periods as opposed to being entirely recognized in 2021.

Upon further consideration of the relevant IFRS accounting treatment, we have also determined that the legal finance one-time, non-cash accrual should have been applied to 2019 and 2020 as well as 2021.  There are no changes to the amount of the total charge and thus no changes to Burford’s balance sheet as at June 30, 2021; this relates solely to the timing of recognition of the accruals for estimates of the liabilities.

The tables below present the impacted line items from the consolidated statement of comprehensive income and consolidated statement of financial position highlighted in blue for the periods impacted along with each of the impacted subtotals from those statements. The first table presents the data as originally reported, the second table presents how the non-cash accrual is recognized on both the originally reported and corrected bases, and the third table presents the data on the corrected basis. These tables are unaudited.

	FY 2019	HY 2020	FY 2020	HY 2021
Selected financial highlights - As originally reported:	$'000	$'000	$'000	$'000
Operating expenses - general	(78,402)	(36,403)	(86,589)	(40,355)
Operating expenses - legal finance non-cash accrual	-	-	-	(44,856)
Operating expenses - asset recovery non-cash accrual	-	-	-	(34,083)
Operating expenses - case-related expenditures ineligible for inclusion in asset cost	(11,246)	(1,261)	(4,841)	(2,532)
Operating expenses - equity and listing related	(1,754)	(4,000)	(7,907)	(697)
Operating profit/(loss)	265,146	208,381	248,933	(39,822)
Profit/(loss) for the period before tax	225,524	188,615	208,635	(67,530)
Profit/(loss) for the period after tax	212,107	151,451	171,698	(67,080)
Total comprehensive income/(loss) for the period	194,582	184,887	161,492	(76,546)

Other liabilities	(51,430)	(41,526)	(66,099)	(125,640)
Total liabilities	(1,118,992)	(925,300)	(1,028,482)	(1,650,813)
Total net assets	1,532,992	1,720,800	1,699,812	1,598,711

Reserves attributable to owners	923,038	1,108,760	1,087,593	986,771
Total shareholders' equity	1,532,992	1,720,800	1,699,812	1,598,711

	FY 2019	HY 2020	FY 2020	HY 2021
Carry non-cash accrual recognition:	$'000	$'000	$'000	$'000
As originally reported	-	-	-	(37,545)
Corrected basis	(31,312)	(10,233)	(6,920)	687

	FY 2019	HY 2020	FY 2020	HY 2021
Selected financial highlights - Corrected basis:	$'000	$'000	$'000	$'000
Operating expense - general	(78,402)	(36,403)	(86,589)	(40,355)
Operating expenses - legal finance non-cash accrual	(31,312)	(10,233)	(6,920)	(6,624)
Operating expenses - asset recovery non-cash accrual	-	-	-	(34,083)
Operating expenses - case-related expenditures ineligible for inclusion in asset cost	(11,246)	(1,261)	(4,841)	(2,532)
Operating expenses - equity and listing related	(1,754)	(4,000)	(7,907)	(697)
Operating profit/(loss)	233,834	198,148	242,013	(1,590)
Profit/(loss) for the period before tax	194,212	178,382	201,715	(29,298)
Profit/(loss) for the period after tax	180,795	141,218	164,778	(28,848)
Total comprehensive income/(loss) for the period	163,270	174,654	154,572	(38,314)

Other liabilities	(82,742)	(83,071)	(104,331)	(125,640)
Total liabilities	(1,150,304)	(966,845)	(1,066,714)	(1,650,813)
Total net assets	1,501,680	1,679,255	1,661,580	1,598,711

Reserves attributable to owners	891,726	1,067,215	1,049,361	986,771
Total shareholders' equity	1,501,680	1,679,255	1,661,580	1,598,711

	FY 2019	HY 2020	FY 2020	HY 2021
Profit/(loss) per share - As originally reported:	Cents	Cents	Cents	Cents
Basic profit/(loss) per ordinary share	97	69	78	(31)
Profit/(loss) per fully diluted share	97	69	78	(31)
Basic comprehensive profit/(loss) per ordinary share	89	85	74	(35)
Comprehensive profit/(loss) per fully diluted share	89	84	73	(35)

	FY 2019	HY 2020	FY 2020	H1 2021
Profit/(loss) per share - Corrected basis:	Cents	Cents	Cents	Cents
Basic profit/(loss) per ordinary share	83	65	75	(13)
Profit/(loss) per fully diluted share	82	64	75	(13)
Basic comprehensive profit/(loss) per ordinary share	75	80	71	(17)
Comprehensive profit/(loss) per fully diluted share	74	80	70	(17)

The Company will present three years of results reflecting these corrections in its annual report on Form 20-F expected to be released in March 2022. Given the error in reflecting the accrual, the following financial statements previously issued by the Company should no longer be relied upon to the extent inconsistent with the disclosure herein: (1) audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 and (2) unaudited condensed consolidated financial statements for the six-month periods ended June 30, 2021 and 2020. The Audit Committee of the Company’s Board of Directors has taken this action which has been discussed with the Company’s independent registered public accounting firm, Ernst & Young LLP.

Christopher Bogart, Burford’s Chief Executive, commented: “This remains an entirely non-cash matter; the same non-cash expense is simply being spread across 2019 and 2020 instead of being entirely recognized in 2021. Indeed, the outcome of this will be to improve our reported performance in 2021, although there is no cash impact whatsoever.”

For further information, please contact:

Burford Capital Limited
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls (NOMAD)
Charlie Farquhar / Jonathan Abbott (Joint Broker)

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, Singapore and Sydney.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC ("BCIM"), which acts as the fund manager of all Burford funds, is registered as an investment adviser with the U.S. Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential Private Placement Memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with the US Securities and Exchange Commission, other information sent to our security holders, and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions and that our actual results of operations, including our financial condition and liquidity and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2021. In addition, even if our results of operations, including our financial condition and liquidity and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this announcement, those results or developments may not be indicative of results or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events, a change in our views or expectations or otherwise.